# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BUDA JUICE, INC., CIK 0002079720
CUSIP: 11882T106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4030 BLACK GOLD DRIVE, DALLAS, Texas (TX), 75247
Date of event which requires filing of this statement: 01/08/2026
Filed by CIK 0002032300

## Reporting persons
- GROW FUNDS, LLC.: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 945,676; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 945,676 (7.2% of the class)

## Item 1. Issuer
Name of issuer: BUDA JUICE, INC.
Address of issuer's principal executive offices: 4030 BLACK GOLD DRIVE, DALLAS, TEXAS, 75247

## Item 2. Person Filing
Name of person filing: GROW Funds LLC
Address of principal business office or, if none, residence: 4275 Executive Square Suite 335 La Jolla CA 92037
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 945676
Percent of class: 7.23
Sole power to vote or to direct the vote: 945676
Shared power to vote or to direct the vote: n/a
Sole power to dispose or to direct the disposition: n/a
Shared power to dispose or to direct the disposition: n/a

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- GROW FUNDS, LLC.: Carl Wiese, CEO (01/16/2026)